United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: February 15, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, February 15, 2011	www.gruma.com

GRUMA ANNOUNCES CONCLUSION OF

SECONDARY OFFERING OF COMMON SHARES

OF GRUPO FINANCIERO BANORTE

Monterrey, N.L., Mexico, February 15, 2011 - In connection with the material event published last February 10th that announced the sale by GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) of 161,405,905 common shares of the capital stock of Grupo Financiero Banorte, S.A.B. de C.V. (''GFNORTE''), excluding the over-allotment option, at a listing price of Ps.$52 per common share in a global offering, GRUMA announces that the Mexican and international underwriters fully exercised the over-allotment option on February 11th, 2011 and that all the shares object of said global offering were liquidated today February 15, 2011.

Consequently, the sale of 177'546,496 shares of the capital stock of GFNORTE at a price of Ps.$52 per common share was concluded, resulting in cash proceeds of Ps.$9'232,417,792 before fees and expenses. Once the fees and expenses related to the global offering are discounted, the net cash proceeds received by GRUMA will be used to pay down debt.

As a result of the offering of shares and the exercise of the over-allotment option by the initial purchasers and the underwriters, GRUMA does not hold shares of GFNORTE's capital stock anymore.

The international offering was carried out in the United States under Rule 144A of the U.S. Securities Act of 1933 (the ''Securities Act'') and outside the United States under Regulation S of the Securities Act.

The common shares being offered in the secondary offering will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The common shares were offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in the United States. The common shares were not sold in any state or jurisdictions in which such an offer, solicitation, or sale would be unlawful.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.